UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                  For the date of 18 December, 2002

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







FOR IMMEDIATE RELEASE                             Wednesday, 18th December, 2002



             AIB SHAREHOLDERS APPROVE ALLFIRST MERGER WITH M&T BANK


Shareholders of Allied Irish Banks, p.l.c. ("AIB") today approved the Bank's plan to merge its U.S. subsidiary, Allfirst Financial Inc., with M&T Bank Corporation ("M&T"), and to acquire a 22.5% strategic stake in the enlarged entity.

The transaction was approved by M&T's shareholders on Monday and, subject to the approval of the Central Bank of Ireland and of U.S. regulatory authorities, is expected to be completed by end-March 2003.


-ENDS-



For further information please contact:

Alan Kelly                                        Catherine Burke
Head of Capital & Group Investor Relations        Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Ballsbridge                                       Ballsbridge
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894



END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  18 December 2002                          By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.